

December 16, 2011

Via E-Mail
Mr. Michael Hansen
President and Chief Executive Officer
MediaNet Group Technologies, Inc.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

> **Re: MediaNet Group Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed March 30, 2011**
> **Current Report on Form 8-K**
> **Filed March 2, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-49801**

Dear Mr. Hansen:

We have reviewed your responses dated November 16, 2011 and December 6, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Liquidity and Capital Resources, page 34

1. We note your response to prior comment 10 of our letter dated September 27, 2011. Please confirm your proposed revised disclosure will be included in future filings.

<u>Item 13. Certain Relationships and Related Transactions and Director Independence, page 57</u>

2. We note your response to comment 17 in our letter dated September 27, 2011 and have the following additional comments:

- Please provide the names of the parties to each of these agreements or tell us why you believe this is unnecessary. Please see Item 404(a)(1), Instruction 1 to 404(a) and Item 404(d) of Regulation S-K.

- Please revise to disclose the status of the development obligations and when you expect Crown to transfer title to the company.

- Please revise to clarify what you mean by "awarding the lots."

<u>Basis of Presentation, page F-8</u>

3. We note your response to prior comments 22, 31 and 36 of our letter dated September 27, 2011. It is not clear how you determined DubLi.com, LLC and its subsidiaries were under common control based on the information provided in your response. In this regard we note from disclosure on page 53 that while Mr. Hansen is disclosed as having beneficial ownership of 86.99% of your common stock outstanding, those shares are held directly by Zen Holding. Further, during the period in which Zen Holding holds these shares, Mr. Hansen is *expected* to have the right to vote and dispose of these shares. With respect to the ownership of DubLi.com, LLC Mr. Hansen's ownership is less than 50% and DubLi.com, LLC's subsidiaries are not wholly-owned. Please provide a comprehensive analysis demonstrating to us how you determined *each* of the entities and MediaNet Group Technologies are under common control. Please tell us if any of the following exists:

- An individual or enterprise holds more than 50% of the voting ownership interest of each entity.
- Immediate family members hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).
- A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists.

Please provide us and include as exhibits any written evidence of an agreement to vote a majority of the entities' shares in concert, including Mr. Hansen's right to vote the shares held by Zen Holding. In addition, please provide us summarized financial data of the entities you have consolidated at each balance sheet date based on common control.

Revenue Recognition, page F-12

4. We note your response to prior comment 23 of our letter dated September 27, 2011. We note
    from your proposed accounting policy how you intend to account for breakage related to
    unused credits that remain in the Business Associates' accounts however we did not note a
    breakage policy for unused credits sold directly by you to customers or for credits that have
    been resold by Business Associates to customers. Please clarify whether you intend to
    recognize breakage related to these situations or not. If so, please explain to us your
    accounting policy.

5. Please explain why you are unable to determine expiration of the credits. Based on our
    understanding DubLi Credits are stored in individual User Accounts and Business Associate
    accounts. We assume sales and usage posted to the accounts are dated and users would
    utilize credits on a first-in, first out basis. Further, please tell us if the DubLi Credits sold to
    consumers by Business Associates expire 12 months from the date of sale by the Business
    Associate or 12 months from the issuance of the DubLi Credit by you to the Business
    Associates.

6. We note the total credits sold for the year ended September 30, 2008 reflected within Test 3
    of your response changed from your response dated November 16, 2011 to prior comment
    26. Please explain what caused the discrepancy in the amounts for 2008 setting forth your
    historical analysis of actual usage.

7. You indicate for wholesale sales, you propose to defer the remaining unearned revenue of
    $0.20 until the credit is used or expires because your remaining obligation is to allow the use
    of the credit at auction and to reduce the bid item's price by $0.20. We are not persuaded
    that the criteria of FASB ASC 605-10 are met at the time of your wholesale issuance of
    DubLi Credits to the Business Associates such that revenue is recognized for the "delivered
    portion." At the time of issuance of the credits to the Business Associates the company is
    still obligated to perform by providing a website or other forum for auctions and products for
    auction enabling consumers to use the credits. It appears all proceeds from the sales of the
    DubLi Credits should be deferred until used by the consumer in the bidding process.

8. We note your historical analysis of actual usage in each of the three years ended September
    30, 2008 however, we are still unclear how your history of approximately three years
    provides sufficient quantitative historical evidence that the estimate is based on a large
    population of homogenous transactions and the obligation for future performance is remote.
    In this regard, we note your disclosure on page two of your Form 10-K states DubLi
    commenced operations under its current business model in October 2008. Further, within
    Management's Discussion and Analysis of Financial Condition and Results of Operations
    you state the year ended September 30, 2010 was your first full operational year following
    your merger in October 2009. The staff's acceptance of recording breakage revenue prior to
    expiration is conditioned upon a sufficient history of redemption. We are not convinced you

have such a history. Please either revise your accounting policy to recognize breakage upon expiration or provide further clarification why your breakage policy and estimates are appropriate.

9. We refer you to the Item 4.02 Form 8-K you filed on December 6, 2011 with regards to the matter in prior comment 23 of our letter dated September 27, 2011. Your disclosure indicated you were unable to determine the amount of the changes. Please update us as to the status of the impact, please provide us with an understanding of the magnitude of the error to your financial statements and explain how you intend to account for the misstatement that was the result of an error.

Note 7 – Real Estate Contract, page F-17

10. We note your response to prior comment 29 of our letter dated September 27, 2011. We understand your response and the information presented in the table provided however we are still unable to reconcile what is disclosed in Note 7 to the line items in the table of your response or to your financial statements. For instance please explain, using the information disclosed in Note 7, how a reader could reconcile to loans and payments in the amount $1,078,430 and to a remaining outstanding balance of $480,863 as indicated in your response. Please revise your disclosure to facilitate a readers understanding and to clearly reflect the transaction cost, the loans, the payments, what remains outstanding such that the amounts can be reconciled to your financial statements. Furthermore please explain the $480,863 your response indicates is outstanding with the $150,000 presented in the table on page 36 or revise accordingly.

Note 10 — Income Taxes, page F-19

11. We note your response to prior comment 32 of our letter dated September 27, 2011, indicates foreign earnings were principally derived in Cyprus and the British Virgin Islands, both members or territories of the European Union (EU). From your disclosure in Note 17, page F-35, we note 23% of your revenues were derived from the EU. We note 42% of your revenues were derived from Australia and New Zealand who appear to have corporate tax rates similar to the U.S. To help us understand please explain the income tax impact of earnings generated in Australia and New Zealand and Worldwide.

12. We note your response to prior comment 32 of our letter dated September 27, 2011. In light of the significant amount of operations that occurs outside of the U.S. and the impact on the U.S. tax reconciliation, we reissue a portion of prior comment to include, in addition to your proposed revised disclosure, separate disclosure of pretax income between domestic operations and foreign operations.

Note 14 – Merger, page F-25

13. We note your response to prior comment 34 of our letter dated September 27, 2011. It appears you have included the convertible preferred stock in your presentation of basic EPS on the face of your financials. Please explain how you determined this was appropriate or revise. Additionally, the convertible preferred shares included in your calculation of diluted EPS appear to have an anti-dilutive effect. Please note including potential common shares in the denominator of a diluted EPS computation will result in an anti-dilutive per-share amount when an entity has a loss from continuing operations. The computation of diluted EPS shall not assume conversion of securities that would have an anti-dilutive effect on EPS. Reference made to FASB ASC 260-10-45.

   You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief